Rule 424(b)(3)
                                                      Registration No. 333-77581
United Water [LOGO]
                                                               Donald L. Correll
                                            Chairman and Chief Executive Officer
August 31, 1999
                                                          United Water Resources
                                                               200 Old Hook Road
                                                 Harrington Park, NJ  07640-1799
                                                         telephone  201 784 9434
                                                          facsimile 201 767 2082

Prospectus Supplement to Prospectus dated May 18, 1999
Re:      United Water Resources Inc. Dividend Reinvestment and Stock
         Purchase Plan

Dear Stockholder:

As you know, United Water Resources and Suez Lyonnaise des Eaux have entered into an agreement which provides for Suez Lyonnaise to acquire the outstanding common stock of United Water it does not currently own. When the transaction is completed, United Water will become a wholly-owned subsidiary of Suez Lyonnaise.

Before the agreement, we issued new common stock for purchases made under United Water's Dividend Reinvestment and Stock Purchase Plan. However, the acquisition agreement requires us to terminate the issuance of new stock under the Plan and buy shares on the open market for the September 1, 1999 dividend payment and subsequently terminate the Plan as soon as practicable.

As a result of the agreement:

o We are terminating dividend reinvestment and optional cash payments under the Plan after the September 1999 stock purchase.

o The September purchase of stock for the Plan will be made on the open market.

o The September 1, 1999 dividend will be the last dividend that is reinvested. Any further dividends on Plan shares will be paid to you directly in cash.

o All optional cash payments received on or before August 25, 1999 will be invested; all optional cash payments received after August 25th will be returned.

We will continue to hold all shares purchased through the Plan for you, unless you instruct us to do otherwise. You may request a stock certificate for any number of Plan shares at any time. You also may sell any shares in the Plan through the Plan Administrator, ChaseMellon Shareholder Services, L.L.C. (Please see the Plan prospectus for complete details.)

You need not take an action at this time. We will send you instructions when the acquisition is completed.

I am grateful for the confidence you have shown in our company over the years. Your support has been the foundation upon which we have built United Water. On behalf of United Water, its management and employees, please accept my sincerest thanks.

Sincerely,



/s/ Donald L. Correll


           The date of this Prospectus Supplement is August 31, 1999.